Philip K. Asherman
President &
Chief Executive Officer
CB&I
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380-2624
USA
Tel: +1 832 513 1752
Fax: +1 832 513 1778
pasherman@CBI.com
Via Facsimile and First Class Mail
October 25, 2010
Pradip Bhaumik
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3628

RE:	Chicago Bridge & Iron Company N.V. – Form 10-K for the fiscal year ended December 31, 2009 File No. 1-12815
Dear Mr. Bhaumik:
This responds to the letter from Cecilia Blye dated September 14, 2010, requesting certain information on any business Chicago Bridge & Iron Company N.V. (“CB&I”) may have in Iran, Sudan or Syria. Specifically, she asked that CB&I describe any “past, current, and anticipated contacts with Iran, Sudan, and Syria, if any, whether through subsidiaries, customers, or other direct or indirect arrangements” since July 27, 2007 (the “Period”). In a call on September 21, 2010, you granted CB&I until October 25, 2010 to respond.
We had no actual business transactions in which new project contracts were signed within the Period. Our activities during the Period were limited to acquired project run-off and administrative matters necessary to liquidate acquired non U.S. entities such as resolving bank guaranties and letters of credit, trapped-cash, claims, litigation, tax audits, and dormant companies or branches. Please note that JB Kish (LLC) was a subsidiary of John Brown Hydrocarbons Limited, a UK company which CB&I acquired in 2003. It was dormant at the time of our acquisition and remained so. It was liquidated in 2009. These administrative matters and activities including project run-off (which amounted to less than $2.0 million a year during the Period, or less than ..03 percent of CB&I’s annual revenue, and none in 2010) relate primarily to three (3) ABB Lummus contracts signed before the CB&I acquisition of ABB Lummus in November 2007. Accordingly, CB&I believes that such matters and activities, individually and in the aggregate, were not quantitatively or qualitatively material to CB&I or its investors. Further, CB&I believes all of these activities were in compliance with applicable U.S. laws, and CB&I has had compliance policies and procedures in place to help ensure such compliance.
Pursuant to your request, CB&I has canvassed executives and managers within the company with responsibility for sales, operations, and finance worldwide, but especially in the regions in which the subject countries are located. All responses received were negative, i.e., confirming that CB&I has had no such actual business transactions with the countries of Iran, Sudan, or Syria or their governments within the Period and has had only the administrative matters and activities including project run-off described above.
Engineering • Procurement • Construction Since 1889

Finally, notwithstanding the permissibility of certain transactions under U.S. law, it has been CB&I’s policy to refrain from doing business with any countries identified by the U.S. Department of State as state sponsors of terrorism subject to comprehensive trade embargoes, including specifically but without limitation the countries of Iran, Sudan, and Syria.
We acknowledge that:
•	CB&I is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with regard to the filing; and

•	CB&I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require any further information in response to your inquiry, please contact the undersigned.
Sincerely yours,
/s/ Philip K. Asherman
Philip K. Asherman